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August 5, 1997

                            Contact: For Fujitsu Limited
                                     Korendo Shiotsuki
                                     General Manager, NY Office
                                         or
                                     Sitrick And Company
                                     Michael Sitrick
                                     Donna Walters
                                     (415) 268-7352

                                     Investor Relations For Amdahl Corporation
                                     William Stewart
                                     Vice President
                                     Director of Financial and Public Relations
                                     (408) 746-6076

     FUJITSU COMMENCES TENDER TO PURCHASE ALL OUTSTANDING SHARES OF AMDAHL

     TOKYO, JAPAN & SUNNYVALE, CA, U.S.A. -- AUGUST 5, 1997 - Fujitsu Limited (TSE: 6702) and Amdahl Corporation (AMEX: AMH) announced that, in accordance with the previously announced definitive merger agreement, Fujitsu today commenced a tender offer for all of the outstanding shares of Amdahl stock not currently owned by Fujitsu at a purchase price of $12.00 per share in cash. As previously announced, the merger agreement was unanimously approved by the Amdahl directors who are unaffiliated with Fujitsu.

     The tender offer and withdrawal rights will expire at 5:00 p.m. New York City time, Friday, September 5, 1997, unless the offer is extended. Pursuant to the merger agreement, if the tender offer is consummated, Fujitsu will be obligated to acquire any remaining Amdahl shares in a cash merger at the same price as the tender offer. Fujitsu currently owns approximately 42 percent of Amdahl's shares. The tender offer is subject to several conditions, including the tender of a minimum number of shares that, when added to Fujitsu's existing 42 percent stake, will represent 51 percent of the outstanding Amdahl shares, and other customary conditions as described in an Offer to Purchase being mailed to all shareholders of Amdahl.
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        The Bank of New York will act as depository for the tender, Mackenzie
Partners, Inc. as information agent and Lehman Brothers Inc. as dealer manager.

        Fujitsu, which was founded in 1935, had sales of more than $36 billion in 1996. It is the world's second-largest computer maker and solutions provider, as well as a leader in the manufacture of telecommunications equipment, semiconductors and other electronic devices. From its headquarters in Tokyo, Fujitsu operates more than 440 consolidated subsidiaries. Its U.S. operations include four manufacturing plants, in California, Oregon and Texas. The company employs 165,000 people worldwide.

       Amdahl Corporation, based in Sunnyvale, California, was founded in 1970. Amdahl had revenues last year of $1.63 billion, with about half coming from information processing services and software and the remainder from the sale and maintenance of computer hardware, including large-scale mainframe computers, mid-range servers and data storage devices. Amdahl has 9,800 employees worldwide.